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                              April 11, 2024

       Julian Garrido Del Val Neto
       Chief Financial Officer
       Lavoro Limited
       Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401
       S  o Paulo-SP, Brazil, 04548-005

                                                        Re: Lavoro Limited
                                                            Form 20-F for
Fiscal Year Ended June 30, 2023
                                                            Forms 6-K dated
November 1, 2023 and March 7, 2024
                                                            File No. 001-41635

       Dear Julian Garrido Del Val Neto:

                                                        We have reviewed your
filings and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended June 30, 2023

       Item 5. Operating and Financial Review and Prospects
       Historical Consolidated Statements of Profit or Loss, page 117

   1. In your discussion of year-over-year changes in revenue, cost of goods sold and gross profit, you identify
multiple factors for changes in the line items without quantifying the impact of each. Please
revise your disclosure to quantify the amount of the changes contributed by each
underlying factor that you identified. Refer to Item 5 of Form 20-F.
   2. Please tell us your consideration of providing a discussion of results of operations on a segment basis. Refer to
Item 5 of Form 20-F. Please also disclose, with quantification, the business reasons for
changes in your non-allocated corporate expenses.
 Julian Garrido Del Val Neto
Lavoro Limited
April 11, 2024
Page 2
Form 6-K dated November 1, 2023

Exhibit 99.1

3. You disclose certain pro forma financial information for the fourth quarters and full fiscal years of FY 2023 and FY 2022. Your reconciliation of Pro Forma Adjusted EBITDA begins with pro forma net profit/loss for the period and includes pro forma non-IFRS adjustments. Please tell us and disclose explicitly whether these amounts are calculated in a manner consistent with the pro forma requirements in Article 11 of Regulation S-X.
Form 6-K dated March 7, 2024

Exhibit 99.1
FY2Q24 Financial Highlights, page 2

4. You discuss the changes in Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit, non-IFRS measures, without a discussion of the changes in their most directly comparable IFRS measures. Please tell us how you considered the guidance in
         Rule 100(a) of Regulation G.
5. The Adjusted EBITDA at the segment level appears to be a non-IFRS measure. Please tell us your consideration of providing a reconciliation to its directly comparable IFRS measure as required in Rule 100(a) of Regulation G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 with any questions.



FirstName LastNameJulian Garrido Del Val Neto                  Sincerely,
Comapany NameLavoro Limited
                                                               Division of
Corporation Finance
April 11, 2024 Page 2                                          Office of Trade
& Services
FirstName LastName